SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On January 6, 2025, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K.

During January 2025, the Registrant sold 5,676,396 of its American Depositary Shares, each representing fifteen (15) ordinary shares, par value NIS 0.10 per share, of the Registrant, for total gross proceeds of approximately $1.6 million, through its “at-the-market” equity offering program with H.C. Wainwright & Co., LLC, as sales agent.

This Form 6-K and the press release attached to this Form 6-K as Exhibit 1 are hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: January 6, 2025